SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of

1934

For the fiscal year ended December 31, 2016

OR

[_] Transition Report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.

3800 Howard Hughes Parkway

Las Vegas, NV 89169

REQUIRED INFORMATION

I. Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II. Exhibits:

Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Consumer Portfolio Services, Inc. 401(k) Plan

June 29, 2017	By: /s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Member, Benefits Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2016 and 2015

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee
Consumer Portfolio Services, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HASKELL & WHITE LLP

Irvine, California

June 29, 2017

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015
Investments (Notes 2, 3 and 4):
Interest bearing cash	$59,345	$39,464
Guaranteed interest account, at contract value	4,453,193	3,704,701
Registered investment companies	17,190,686	15,642,210
Consumer Portfolio Services, Inc. common stock	3,145,098	3,026,196

Total investments	24,848,322	22,412,571

Notes receivable from participants	1,180,318	1,107,066

Net assets available for benefits	$26,028,640	$23,519,637

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:

Contributions:
Employees	$1,651,392	$1,541,504
Employer (Note 1)	934,834	838,155
Employees individual rollover	114,168	13,390

Total contributions	2,700,394	2,393,049

Investments (Notes 2, 3 and 4):
Interest on interest bearing cash	489	146
Interest at contract value on guaranteed interest account	117,609	115,939
Net appreciation (depreciation) in fair value of registered investment companies	794,596	(672,847)
Realized (loss) gain on sale of CPS, Inc. common stock	(174,296)	4,702
Unrealized gain (loss) on CPS, Inc. common stock	146,938	(1,212,904)
Dividends from registered investment companies	535,360	730,616
Investment expenses	(112,692)	(109,217)

Total investments	1,308,004	(1,143,565)

Interest on notes receivable from participants	51,415	46,311

Total additions	4,059,813	1,295,795

Deductions from net assets attributed to:

Benefits paid to participants	(1,519,112)	(1,024,773)
Administrative fees	(31,698)	(36,814)

Total deductions	(1,550,810)	(1,061,587)

Net increase in net assets available for benefits	2,509,003	234,208

Net assets available for benefits:

Beginning of year	23,519,637	23,285,429

End of year	$26,028,640	$23,519,637

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the “Plan Sponsor” or “CPS, Inc.”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. During 2012, the Plan was amended to allow for automatic enrollment with automatic deferral contributions of 3% of eligible compensation of employees eligible to participate in the Plan, unless otherwise elected by such employees.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the “Plan Administrator”) of the Plan Sponsor. The Plan Administrator consults with the benefits committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and record-keeper, hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act. Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $18,000 for both of the years ended December 31, 2016 and 2015, under the Internal Revenue Code (IRC) of 1986. Catch-up contributions (within the meaning of Section 414(v) of the IRC) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $6,000 for both 2016 and 2015. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $1,500. Discretionary cash matching contributions were $934,834, and $838,155 for the years ended December 31, 2016 and 2015, respectively. Effective January 1, 2017, the Plan Sponsor increased its discretionary matching contributions up to a maximum $2,000.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of the Plan (continued)

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest at rates between 4.25% and 6.00%, with final payments due between January 2017 and August 2031.

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Description of the Plan (continued)

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to matching contributions must be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2016 and 2015, forfeited accounts totaled $39,927 and $22,228 respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Subsequent Events

The Plan Administrator evaluated subsequent events through June 29, 2017 the date the financial statements were available to be issued.

(c)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of registered investment companies are valued at the net fair value of the underlying assets at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

The Plan invests in a Guaranteed Interest Account (“GIC”) which is valued at contract value based on the underlying value of the account’s group annuity contract. In the event that the underlying agreements in the Plan’s Investments in fully benefit-responsive investment contracts are fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan Administrator does not anticipate the full or partial termination of such agreements in the foreseeable future.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(2)	Significant Accounting Policies (continued)

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses. Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2016 and 2015, $116,697 and $112,981, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(g)	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan adopted the provisions of ASU 2015-07 on January 1, 2016 and applied this update retrospectively to all periods presented. The adoption of ASU 2015-07 reduced fair value disclosures in the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standard Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II – Plan Investment Disclosures and Part III – Measurement Date Practical Expedient (“ASU 2015-12”). The amendments in the update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. This amendment also provides a practical expedient to permit plans to measure investments and investment related accounts as of a month end date that is closest to the plan’s fiscal year end when the fiscal year period does not coincide with month end. The Plan adopted the provisions of ASU 2015-12 on January 1, 2016 and applied this update retrospectively to all periods presented. The adoption of ASU 2015-12 reduces the required disclosures in the Plan’s financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these assets based on their GAAP designated levels:

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3

Registered investment companies	$17,190,686	$17,190,686	$–	$–
CPS, Inc. common stock	3,145,098	3,145,098	–	–
Interest bearing cash	59,345	59,345	–	–
Total	$20,395,129	$20,395,129	$–	$–

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3

Registered investment companies	$15,642,210	$15,642,210	$–	$–
CPS, Inc. common stock	3,026,196	3,026,196	–	–
Interest bearing cash	39,464	39,464	–	–
Total	$18,707,870	$18,707,870	$–	$–

Registered investment companies were valued at their daily closing price.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(3)	Investments (continued)

The Plan is a party to a fully benefit-responsive guaranteed interest contract with MassMutual. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attributed for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. The guaranteed interest contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earning, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. For the years ended December 31, 2016 and 2015, the average yield was 3.60% and 3.77%, respectively, and the average crediting interest was 2.73% and 2.88%, respectively.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, registered investment companies, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The IRS has determined and notified MassMutual Life Insurance Company by a letter dated February 20, 2015 that the form of the prototype plan is acceptable under section 401 of the Code for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

(6)	Party-in-interest

Certain Plan investments are managed by MassMutual. MassMutual is the custodian of these assets and provides record keeping services to the Plan and; therefore, these transactions qualify as permitted party-in-interest transactions. The Plan Sponsor offers its common stock as an investment option and performs administrative functions at no cost. These are also considered permitted party-in-interest transactions.

9

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2016

Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	( c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	( e) Current value
*	MassMutual	Guaranteed Interest Account	$4,453,193	$4,453,193
	Vanguard	MF-469 Vanguard 500 Index Fund	3,705,205	4,186,480
*	Consumer Portfolio Services Stock	Outside Fund	-	3,145,098
	American Funds	MF-1841 American Funds Balanced Fund	1,905,609	1,917,105
	Vanguard	MF-2102 Vanguard Balanced Index Fund	1,324,406	1,416,829
*	MassMutual Select	MF-SD Sel Growth Opportunities Fund (Sands/JSP)	1,510,967	1,271,068
	American Funds	MF-1755 American Funds AMCAP Fund	1,101,242	1,080,627
	Vanguard	MF-1060 Vanguard Life Strat Mod Gr Fund	1,021,796	1,037,429
	American Funds	MF-1799 American Funds Sm Cap World Fund	1,012,291	990,023
	Dimensional Fund Advisors	MF-CJZ DFA US Large Cap Value Fund	890,534	956,569
	American Funds	MF-2403 American Funds Bond Fund of America	651,057	645,446
	Vanguard	MF-1061 Vanguard Life Strat Gr Fund	531,694	541,112
	Dimensional Fund Advisors	MF-2417 DFA Global Equity Fund	472,129	510,174
	Vanguard	MF-2070 Vanguard Mid Cap Index Fund	447,569	482,201
	Vanguard	MF-1059 Vanguard Life Strat Con Gr Fund	457,901	455,404
	Vanguard	MF-324 Vanguard Infl-Protected Secs Fund	442,233	429,488
	BlackRock	MF-1711 Vanguard Life Strat Gr Fund	369,499	358,059
*	MassMutual Premier	MF-S2 Prm Oppenheimer Funds Small Cap Opp Fund	336,148	327,578
	Vanguard	MF-2087 Vanguard Developed Markets Index Fund	246,521	239,064
	TIAA-CREF	MF-2418 TIAA-CREF Mid-Cap Growth Fund	220,567	197,129
	Vanguard	MF-2065 Vanguard Small Cap Index Fund	133,568	148,901
*	State Street STIF Cash	Outside Fund	-	59,345
				24,848,322
*	Notes receivable from participants	4.25%- 6.00%	-	1,180,318
	Total			$26,028,640

* Denotes investment with party-in-interest.

See accompanying report of independent registered public accounting firm.

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